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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

         The ratio of earnings to fixed charges for the Company (including the Sun Partnerships and its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                                             Year Ended December 31
                                                                             ----------------------

                                                 1998             1997           1996               1995             1994
                                                 ----             ----           ----               ----             ----
                                                                   (unaudited, in thousands)
Earnings:
 Net income                                    $32,054          $27,927         $21,953(1)        $13,591           $8,924
 Add fixed charges other than
 capitalized interest                           24,245           14,534           1,277             6,420            4,894
                                               -------          -------         -------           -------          -------

                                               $56,299          $42,461         $33,230           $20,011          $13,818
                                               =======          =======         =======           =======          =======
Fixed Charges:
 Interest expense                              $24,245          $14,534         $11,277            $6,420           $4,894
 Preferred OP Unit distribution                  2,505            2,505           1,670                 -                -
 Capitalized interest                              787              645             380               192               58
                                               -------          -------         -------           -------          -------
 Total fixed charges                           $27,537          $17,684         $13,327            $6,612           $4,952
                                               =======          =======         =======           =======          =======


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(1)  Before Extraordinary Item